Exhibit 12.1

Advance Auto Parts, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
In Thousands, Except Ratio Data

	Fiscal Year (1)
	2015	2014	2013	2012	2011
Earnings:
Earnings Before Income Taxes	752,888	781,394	626,398	624,074	633,236
Add: Fixed Charges	279,415	301,297	195,327	170,426	187,812
Less: Capitalized Interest	(880)	(2,145)	(2,077)	(2,064)	(2,191)
Adjusted Earnings	1,031,423	1,080,546	819,648	792,436	818,857

Fixed Charges:
Interest Expense (2)	66,288	75,553	38,694	35,905	33,140
Portion of rent estimated to represent interest	213,127	225,744	156,633	134,521	154,672
Total Fixed Charges	279,415	301,297	195,327	170,426	187,812

Ratio of Earnings to Fixed Charges	3.7	3.6	4.2	4.6	4.4

(1)	Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest December 31st. All fiscal years presented are 52 weeks, with the exception of Fiscal 2014 which consisted of 53 weeks.

(2)	Including amortization of debt discount and debt issuance costs.